Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2017 and 2016

(Amounts in thousands, except per share data)

	Three Months Ended
	March 31,
	2017	2016

Basic:

Net income	$15,318	$25,153
Weighted average number of common shares during the period	41,135	41,297

Net income per share – basic	$0.37	$0.61

Diluted:

Net income	$15,318	$25,153
Weighted average number of common shares during the period	41,135	41,297
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	195	95
Common stock units related to deferred compensation for employees	29	56
Restricted common stock units related to incentive compensation	(17)	44
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,342	41,492

Net income per share – diluted	$0.37	$0.61